Mail Stop 0610   May 20, 2008

Mr. Bernard Berk
President and Chief Executive Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

Re: Elite Pharmaceuticals, Inc.
        Preliminary proxy statement filed May 15, 2008
        File No. 1-15697

Dear Mr. Berk:

        We have reviewed your filing solely with respect to the proposed amendment to
your certificate of incorporation with respect to how amendments that relate solely to the
terms of outstanding preferred stock are effected and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3: Approval and ratification of amendment to the certificate of incorporation to
provide that holders of the company's common stock are not entitled to vote on any
amendment to the certificate of incorporation (including any preferred stock certificate of
designation) that relates solely to the terms of one or more outstanding series of our
preferred stock if the holders of such affected series are entitled to vote on such
amendment.

   1. Please expand the discussion to include the loss of any rights of common
       shareholders and any potential negative consequences to common shareholders
       resulting from revisions that relate solely to preferred stock.

                                    * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott H. Rosenblatt, Esq.
    Reitler, Brown & Rosenblatt LLC
    800 Third Avenue, 21st Floor
    New York, New York 10022-7604